UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                       SEC FILE NUMBER 333-07953
                                                          CUSIP NUMBER _________

(Check One): [_] Form 10-K    [_] Form 20-F    [X] Form 10-Q    [_] Form N-SAR

             For Period Ended:  June 30, 2006
                                -------------
             [_] Transition Report on Form 10-K
             [_] Transition Report on Form 20-F
             [_] Transition Report on Form 11-K
             [_] Transition Report on Form 10-Q
             [_] Transition Report on Form N-SAR
             For the Transition Period Ended: ____________
________________________________________________________________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
________________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

Dynamic Leisure Corporation
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Full Name of Registrant


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Former Name if Applicable

5680A W. Cypress Street
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Address of Principle Executive Office (Street and Number)

Tampa, Florida 33607
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will
   [X] be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Registrant has been unable to complete its Quarterly Report on Form 10-QSB for the quarter ended June 30, 2006, within the prescribed time because of delays in the completion and required audit review of its financial statements. This delay is primarily attributable to the Registrant's physical relocation of its executive offices to new and expanded corporate headquarters that commenced July 1, 2006. Further, additional consolidation and integration of its operations, accounting and call center activities and personnel, in particular the physical relocation of the Registrant's wholly-owned subsidiary, Changes in L'Attitudes, began in the third week of July and continues as of this extension filing. In addition, the Registrant has begun the implementation to upgrade its internal financial software, including enhancements of the financial aspects of the Registrant's proprietary TourScape dynamic packaging software. These activities mandated that management devote an extraordinary amount of time to ensure the Registrant's business activities continued to function smoothly and efficiently. Thus, the Registrant requires additional time in order to complete and accurately file its Form 10-QSB. The Registrant's management believes these circumstances are one-time in nature and intends to file its Form 10-QSB on or before August 21, 2006.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Daniel G. Brandano
    President & CEO                    813-877-6300
    ------------------              ------------------
          (Name)                    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                      [X] Yes   [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                         [_] Yes   [X] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
________________________________________________________________________________

                          Dynamic Leisure Corporation
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  August 14, 2006                    By  /s/ Daniel G. Brandano
      ---------------                        ----------------------
                                             Daniel G. Brandano
                                             President

INSTRUCTION: The form may be signed by an executive officer or the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.